Purchase and assignment of shares, agreements on a purchase price of Loan agreement, compensation agreement

Today, December twenty-eighth, two thousand and eighteen.

- 28.12.2018 -

are present before me, Dr. Winfried Kössinger

Notary in Munich,

at the office in 80335 Munich, Karlsplatz 6:

1. *** Dr. Dr. Stephan Rippert, born on September 16, 1962, with business address at 80539 Munich, Von-der-Tann-Straße 2, here acting not in its own name, but on the basis of a publicly notarized copy of a power of attorney, which was available for today’s notarization and attached to this deed on behalf of

CoinTracking LLC

with registered office in Malibu, California/USA

(Business address: 23805 Stuart Ranch Road,

Suite 235 Malibu CA 90265 USA);

2. Mr. Dariusz Kachel, born on 19.04.1986, with registered address in 80687 Munich, Lautensackstrasse 32; acting here

(a) in his own name; and

b) as managing director with sole power of representation and released from the restrictions of § 181 BGB (German Civil Code),

(aa) on behalf of

Kachel Holding GmbH

with registered office in Munich, Germany,

Registered in the Commercial Register of the Munich Local Court

under HRB 237670

(Business address: Lautensackstrasse 32, 80687 Munich, Germany)

as well as

(bb) on behalf of

CoinTracking GmbH

with registered office in Munich, Germany,

Registered in the Commercial Register of the Munich Local Court

under HRB 238142

(Business address: Sonnenstr. 23, 80331 Munich, Germany).

The participants proved their identity by means of official photo identification and declared that they or the persons represented by them act on their own behalf.

The parties involved declare:

1. preliminary remark on the company law situation

Of the total share capital of the company registered with the Commercial Register of the Local Court of Munich under HRB 238142.

CoinTracking GmbH

based in Munich, Germany

-hereinafter also referred to as the “Company”-

in the amount of EUR 25,000.00 the following companies hold an interest:

a) CoinTracking LLC, with its registered office in Malibu, with the shares with consecutive nos. 1-12,525 with a nominal value of EUR 1.00 each;

b) Kachel Holding GmbH, with its registered office in Munich, with the shares with the consecutive nos. 12,526-25,000 in nominal amount of 1,00 EUR each.

This also corresponds to the content of the shareholders’ list last filed with the commercial register pursuant to the notary’s deed of the notary public Dr. Peter Bräu in Munich dated 01. February 2018, role of deed No. 216/B/2018.

On these shares are paid according to specification: 100%.

The articles in the version of December 1, 2017 shall apply to the Company.

2. sale and assignment

CoinTracking LLC with its registered office in Malibu -hereinafter referred to as the Seller is selling

Herewith the shares specified in more detail in section 1 a) with the consecutive Nos. 1-12,525 with all rights and obligations to Kachel Holding GmbH with its registered office in Munich -hereinafter referred to as the Acquirer and shall assign these shares to the Acquirer, who accepts this assignment, subject to the condition precedent of full payment of the partial purchase price as specified in Clauses 4.1. and 4.2. Irrespective of the provision of the full purchase price the assignment shall become effective, however, if the Seller or their representative signs a written record of a notary public during the period of suspension, the content of which they make a further disposition within the meaning of § 161 (1) sentence 1 BGB on the contractual shares.

The profit for the 2018 financial year is fully attributable to the Acquirer. The seller undertakes, for the period from today’s date until the expiration of one month after the date of entry into force of the provisions defined in Clause 4 - to the extent that the Seller is still a shareholder at all at that time – not to adopt a resolution on the distribution of profits in a shareholders’ meeting which contradicts the above obligation.

3. legal and material defects

3.1.

The Seller guarantees that the information contained in Clause 1 is correct with regard to the shares to be sold today, in particular the Seller is entitled to the transferred shares, that these shares are are not encumbered with the rights of third parties and the capital contributions have been made in the stated amount.

The Seller shall be liable for the correctness of the guarantee declaration regardless of fault.

3.2.

Claims and rights of the acquirer in consideration of other circumstances are excluded. In particular, the Seller shall not be subject to any obligation to the assets and the quality of the company’s financial position and the quality of the Company’s business.

4. purchase price

The purchase price amounts to 2,200,000.00 US dollars.

- in words two million two hundred thousand U.S. dollars - and is to be paid as follows :

4.1.

A partial purchase price in the amount of 1,000,000.00 US dollars (in words one million US dollars) is to be paid in the form of an immediate cash payment to the the seller’s bank account

First Bank

11901 Olive Boulevard

Creve Coeur, Missouri 63141

SWIFT CODE = FBOLUS6LXXX

ROUTING # 0810-0942-8

THE CRYPTO COMPANY

23805 Stuart Ranch Road Suite 235

Malibu CA 90265

ACCT 1582162372

and due for payment on December 28, 2018 and which will not bear interest until then.

4. 2.

With regard to the remaining part of the purchase price amounting to 1,200,000.00 US dollars (in words: one million two hundred thousand US dollars), which is due for payment on December 28, 2018 which will not bear interest until then.

The parties involved determine the following redemption terms:

The remaining part of the purchase price in the amount of 1,200,000.00 US dollars is to be paid to a third party for the purpose of fulfilment in accordance with the following conditions:

The parties declare that CoinTracking LLC has received a loan from CoinTracking GmbH, whereby an amount of 1,500,000.00 US dollars (in words, one million five hundred thousand US dollars) still has to be repaid by CoinTracking LLC to CoinTracking GmbH, on which the parties agree. The claim for repayment of the loan in the amount of 1,500,000.00 US dollars is due according to the parties involved.

The parties agree that the loan repayment obligation of CoinTracking GmbH against CoinTracking LLC in the amount of 1.200.000,00 US dollars is to be fulfilled by a third party (Kachel Holding GmbH, Section 267 (1) sentence 1 BGB) to CoinTracking GmbH. So that the purchase price payment claim of CoinTracking LLC against Kachel Holding GmbH in the amount of 1,200,000.00 US dollars and the loan repayment claim of CoinTracking GmbH against CoinTracking LLC in the amount of 1,200,000.00 US dollars expires (Section 362 (2) and (1) BGB). CoinTracking GmbH consents to the payment by Kachel Holding GmbH. The parties agree that the actual payment of 1,200,000.00 US dollars by Kachel Holding GmbH to CoinTracking GmbH is not a prerequisite for the fulfilment pursuant to Section 362 (1) BGB.

4.3.

Submission to execution is waived.

5. approval requirement, right of first refusal, support actions, use of data

5.1.

The assignment of shares shall not become effective until all the approvals according to law and/or the Articles of Association are granted.

Insofar as the assignment is not effective immediately upon notarization, each party is obliged to inform the notary after the commencement of the effectiveness of the contract (in writing, whereby forwarding by telefax to the telefax number 00 49-89-553417 is sufficient). CoinTracking LLC undertakes to send a confirmation of receipt of the respective partial purchase price specified in Clause 4.1 or 4.2 to the notarial office immediately after receipt of the payment.

5.2.

CoinTracking LLC and Kachel Holding GmbH as shareholders hereby declare each in their own name their consent to this share transfer in accordance with § 11 clause 1 of the Articles of Association of CoinTracking GmbH

5.3.

§ 11 clause 2 of the Articles of Association grants the remaining shareholders a right of first refusal.

The only other shareholder besides CoinTracking LLC is Kachel Holding GmbH, which today acquires all shares from CoinTracking LLC. A case of purchase by sale to a third party within the meaning of § 11 clause 2 does not exist in this constellation.

5.4

Kachel Holding GmbH and CoinTracking GmbH shall be obliged to provide all financial information for the business year of 2018 as well as not longer than the date of the receipt of payment pursuant to Section 4.1 regarding CoinTracking GmbH required by the Seller for reporting purposes in the USA, including but not limited to bookkeeping, accounting, opening balance sheet, auditing and accounting, in a timely manner or within the reasonable time limits specified by the Seller and will cooperate closely with the Seller for this purpose. The parties agree that a breach of this cooperation obligation may result in claims for damages.

5.5

The Seller is obliged to not use and process data of CoinTracking GmbH for commercial purposes.

6. Further agreements concerning the loan between CoinTracking GmbH and CoinTracking LLC

With regard to the loan repayment amount 300,000.00 US dollars which is still outstanding after the partial payment of 1,200,000.00 US dollars (see Section 4.2.) has been paid, CoinTracking GmbH and CoinTracking LLC agree that this amount shall be paid by 31.03.2021 at the latest, but can be repaid early at any time.

As long as the loan has not yet been fully repaid, CoinTracking LLC shall continue to pay CoinTracking GmbH the interest agreed in the loan agreement.

The exact content and the interest rates of the loan agreement are known to the parties. The parties waive to annex it to the deed. The parties agree that with the exception of the amount of USD 300,000 and with the exception of potentially outstanding interest payments, no further obligations exist with respect to the loan agreement.

The parties waive submission to execution with regard to the outstanding amount of 300,000.00 US dollars.

7. compensation clause

The parties agree that after execution of this deed and, in particular, the fulfilment of all agreed upon conditions, they are no longer entitled to any mutual pecuniary claims. The preceding sentence does not apply to the obligations under Clause 5.4. As a precaution, such claims are mutually waived, whereby the waiver is assumed in each case. This does not apply with respect to the obligations pursuant to Section 5.4 and 6.

On 22 December 2017 Mr. Dariusz Kachel, Kachel Holding GmbH, CoinTracking LLC and CoinTracking GmbH concluded a “shareholders’ agreement”, which was enclosed as Annex 2 to the deed of the notary public Dr. Peter Bräu in Munich dated 22.12.2017, role of deed no. 2511/B/2017, in which the shares to be sold today have been acquired by CoinTracking LLC. The parties shall cancel this agreement in its entirety with effect ex nunc and declare that they shall no longer be entitled to any rights whatsoever under this agreement.

It is clarified that services rendered to date on the basis of the aforementioned shareholders’ agreement shall remain fully effective and do not lose their legal basis due to the cancellation, which only takes effect ex nunc.

The aforementioned deed was available for today’s notarization in original. The content is known to the parties involved. The parties waive another read out of the deed as well as the enclosure of this deed as annex. Reference is made to the deed.

8. costs, copies, notes

8.1.

The cost of this deed shall be borne equally by the Seller and the Acquirer. The notary public has referred to the joint and several liability of both contracting parties for the costs of this deed by operation of law. Further, the notary public has explained that the costs which incurred for the deed of the notary public Dr. Peter Bräu in Munich dated December 22, 2017, role of deed no. 2511/B/2017, have not yet been paid by CoinTracking LLC. Kachel Holding GmbH is liable for these costs as a second debtor. The notary public has pointed out that Kachel Holding GmbH will be held liable for these costs, unless CoinTracking LLC has paid these costs within a reasonable period of time. The non-contractual costs incurred in each case shall be borne by each party individually.

According to the information provided, the company does not have domestic real estate, no heritable building right, no special right of use and no building on third-party land (also not indirectly through other companies).

8.2.

Copies of this document received: each contracting party, the Company, Mr Bader, lawyer, residing at Kopernikusstraße 9, 81679 Munich, Dr. Rippert, attorney-at-law, residing at Von-der-Tann-Straße 2, 80539 Munich, the responsible tax office (§ 54 EStDV, certified).

The tax number of the company is unknown.

The notary will prepare the list of shareholders (if necessary after becoming aware of the effectiveness of the assignment) and file it with the commercial register and will submit a copy to the Company.

8.3.

The notary has instructed about the legal implications, in particular in accordance with the information sheet provided in advance, attached here as an attachment.

The notary did not provide tax advice.

The transcript was read by the notary, approved by the parties and signed by one’s own hand:

Supplement:

Information sheet on the sale of shares a) The notary can only check the information in section 1. of the deed with regard to the conformity of the alleged shareholder status with the content of the list of shareholders obtained by the court; b) the seller must be the legal owner of the transferred shareholding; the law only provides for acquisition in good faith under the narrow conditions of § 16 Paragraph 1 of the German Civil Code. c) the acquirer is liable to the company for the non-effectively fulfilled contribution obligations of the seller and the other shareholders (even in the event of a subsequent capital increase, even if he does not participate in this), as well as for the reimbursement of open or hidden payments of the assets required to maintain the share capital (regardless of to whom they are paid); d) obligations which a shareholder has assumed vis-à-vis third parties or by special agreement vis-à-vis the company (in particular guarantees, etc.); e) the acquirer is liable to the company for the payment of the purchase price (in the event of a capital increase at a later date, even if he does not participate in the capital increase); f) the acquirer is liable to the company for the payment of the purchase price (in the event of a capital increase); g) the payment of the purchase price (in the event of a share in the company).), it is not already released by the assignment of the business share; for this it may be necessary. further agreements with the creditors; even after assignment, the Seller, as legal predecessor, may be liable for payment obligations becoming due in the future with regard to the assigned share; e) the repayment of shareholder loans is contestable if it was made in the last year before the application for the opening of insolvency proceedings or after this application was filed; the provision of securities for such loans is contestable if it was made within a period of ten years; f) the transfer of shares for consideration may be subject to real estate transfer tax with regard to real estate; g) the notary has recommended but not assumed tax advice; h) in accordance with § 40 Para.2 GmbHG, a list of the shareholders, from which their surname, first name, date of birth, place of residence and nominal amounts of shares emerge, must be submitted to the commercial register by the notary (if he has participated, otherwise by the managing directors) after each change in the person of the shareholders or the scope of their shareholding (in particular the assignment becomes effective). i) Seller and purchaser shall be subject to certain circumstances, e.g. an - even earlier - undisclosed “economic new establishment”/”use of shell”, a liability under the balance sheet and liability for differences j) If, in connection with the assignment (or otherwise), a company is “reactivated” again without ongoing business operations, this must be disclosed to the commercial register, the regulations governing the formation of a GmbH must be observed and, if this is not observed, the parties involved may still be personally liable after years and, if necessary, unlimited.